Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

January 14, 2026

Item 3	News Release

The press release attached as Schedule “A” was released on January 14, 2026 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

+1 (647) 259-1790

Item 9	Date of Report

January 14, 2026

Schedule “A”

Bitfarms Announces Board Chair Transition in Anticipation of
U.S. Redomiciliation

-Edie Hofmeister to Succeed Brian Howlett as Chair; Howlett to Remain on
Board-

Toronto, Ontario and New York, New York (January 14, 2026) - Bitfarms Ltd. (NASDAQ/TSX: BITF) (“Bitfarms” or the “Company”), a North American energy and digital infrastructure company, today announced that Edie Hofmeister has been appointed as Chair of the Board of Bitfarms. This appointment supports Bitfarms’ previously announced strategy of redomiciling to the United States. Ms. Hofmeister succeeds Brian Howlett who has served as Director since 2020, and Chairman since 2024. Mr. Howlett will continue to serve as an Independent Director.

Ms. Hofmeister brings over two decades of extensive expertise in legal affairs, corporate governance, and business strategy, developed over years in senior leadership roles. As an American business leader, she has successfully guided multinational companies through public and private offerings, NYSE and NASDAQ listings, intricate debt financings, joint ventures, complex litigation and multi-billion-dollar acquisitions. Drawing on her deep understanding of U.S. corporate and securities law, she has played a pivotal role in shaping governance practices aligned with American standards. From 2010-2019 she served as EVP Corporate Affairs and General Counsel for Tahoe Resources where, as its first employee, she helped build the company from a start-up to a mid-cap precious metals producer with operations throughout the Americas. In this role, she helped lead capital raises and large infrastructure development projects. Ms. Hofmeister joined Bitfarms’ Board of Directors in November 2022 and has since served as Chair of the Governance and Nominating Committee, and the Environmental and Social Responsibility Committee.

“I am honored to assume the role of Chair of the Board at such a defining moment for Bitfarms,” said incoming Chair, Edie Hofmeister. “My experience building large-scale infrastructure and leading risk and governance functions has taught me the importance of strong foundations during periods of change. Redomiciling to the United States is expected to increase our access to U.S. capital pools, broaden our U.S. investor base, and improve our eligibility for inclusion in certain stock indices. As the Company advances its U.S. redomiciliation, my focus will be on maintaining strong governance foundations while supporting execution of Bitfarms’ HPC/AI growth strategy. I look forward to working closely with Brian, Ben and the Board as we navigate this transition.”

CEO Ben Gagnon added, “We thank Brian for his leadership as Chairman. He has been instrumental in shaping our direction and driving meaningful progress at Bitfarms. We will continue to draw on his experience and perspective as an Independent Director. This transition reflects our commitment to strong governance and strategic growth as we prepare for U.S. redomiciliation. Edie’s experience as an executive and seasoned public board director makes her uniquely qualified to lead the Board during this pivotal chapter.”

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

Bitfarms’ 2.1 GW North American energy portfolio, comprised of energized, under development, and pipeline MW, is clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com
http://x.com/Bitfarms_io
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the Company’s intention to redomicile to the United States, the appointment of a new Chair of the Board with skills and experience to support the Company’s U.S. redomiciliation strategy, the benefits of redomiciling the Company to the United States and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: anticipated benefits of redomiciling the Company to the United States may not be realized or may not meet the expectations of the Company, may not occur at all, and may have unanticipated costs for the Company; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized or the realization of such benefits may be delayed; an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, as well as capital market conditions in general; share dilution resulting from equity issuances; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the Company’s annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management’s discussion and analysis for the three and nine months ended September 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

investors@bitfarms.com

Media Contact:

Tara Goldstein

tgoldstein@bitfarms.com

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